SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

The Company will only pay Foncoeco COL$6.6 million pesos (US$ 3,724)

Bogota superior court overturns judgment
against Ecopetrol

The Civil Chamber of the Superior Court of the Judicial District of Bogotá has overturned the judgment handed down by the 23rd Civil Circuit Court of Bogotá, which in 2005 had ordered Ecopetrol to pay COL$541,833.6 million (US$ 305.7 million) claimed by a group of retirees and former workers associated through the Foncoeco fund, as a way of sharing in the Company’s profits from 1962 to 1997.

In its place, the ruling of the second instance, communicated to the parties via the Edict of June 29, 2011, ordered the Company only to pay Foncoeco the sum of COL$6.6 million pesos (US$ 3,724).

In its ruling, the Court accepted the legal position Ecopetrol has affirmed since it provided its statement of accounts, whereby the funds in question were supposed to be applied to the undistributed balances of profits authorized by the Board of Directors until 1975, an amount which came to COL$3.2 million and which, with the amount brought up to date by the Court since December of 1998, equals COL$6.6 million (US$ 3,724).

In addition, the Court ordered the plaintiff (Foncoeco) to pay the costs for the two phases of the proceeding.

Bogotá D.C., July 1, 2011

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

For more information please contact:

Director of Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Fax: +571-234-5628
e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Phone: + 571-234-4329
Fax: +571-234-4480
e-mail:  mauricio.tellez@ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 1, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer